Exhibit 99.1

Medigus Receives Commercial Order for micro ScoutCam™ from
Leading Israeli Industrial Company

OMER, Israel, January 27, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that it has received an initial commercial order in the amount of $118,000 from one of Israel’s leading industrial companies. The order commissions Medigus to provide a customized version of its micro ScoutCam™ 1.2 technology by end of the first quarter of 2016.

The micro ScoutCam™ portfolio offers a range of miniature CMOS and CCD video cameras that includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is currently the smallest camera in the world. The micro ScoutCam™ portfolio also includes optic and illumination solutions, micro sensors and high-end DSP video processors that can be custom tailored to meet various needs over medical and industrial applications, including those that require step-by-step video-image guidance.

“World-leading organizations have been able to solve their visualization challenges by leveraging our patented micro ScoutCam™ technology,” said Yaron Silberman, PhD, MBA, VP Sales and Marketing at Medigus. “Our cameras can be customized to the meet the needs of existing devices over a range of applications, including aerospace/aeronautics, testing and medical devices.”

About the micro ScoutCam™ Portfolio
As an expert in the field of micro-endoscopic devices, Medigus has developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is currently the smallest camera in the world. micro ScoutCam™ technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications, including those that require step-by-step video-image guidance. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All micro ScoutCam™ cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1 Standard and 9001 for Quality Management System.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, a leading device option to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam™ technology, a proprietary line of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras. Brands within the micro ScoutCam portfolio of products are suitable for both medical and industrial applications and include micro ScoutCam™ 1.2, which the company believes is the smallest in the world. Medigus also provides micro camera components and endoscopy systems for partner companies, which include some of the biggest names in the medical and industrial fields, and is committed to providing integrated solutions to meet customers’ imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il